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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             REPORT ON FORM 6-K DATED FOR THE MONTH OF AUGUST, 2005

                                   ----------

                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  August 15, 2005
                                        By:     /s/ Mira Watterman
                                                ------------------------------
                                                Mira Watterman
                                                Executive Assistant to the CEO

                       SHAMIR OPTICAL INDUSTRY LTD REPORTS
                           SECOND QUARTER 2005 RESULTS

                            REVENUES OF $20.2 MILLION
             NET INCOME OF $2.1 MILLION, OR $0.13 PER DILUTED SHARE
                NET INCOME (EXCLUDING STOCK - BASED COMPENSATION)
                  OF $2.3 MILLION, OR $0.14 PER DILUTED SHARE



KIBBUTZ SHAMIR, ISRAEL, AUGUST 15, 2005 - Shamir Optical Industry Ltd (Nasdaq:
SHMR), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the second quarter ended June 30, 2005.

For the second quarter of 2005, revenues were $20.2 million, an increase of 11.2% compared to revenues of $18.2 million for the second quarter of 2004. Gross profit for the quarter was $11.2 million, or 55.2% of revenues, an increase of 10.9% from gross profit of $10.1 million, or 55.4% of revenues in the same period last year.

Operating income was $3.1 million, or 15.5% of revenues for the second quarter of 2005, representing a decrease of 14.9% from operating income of $3.7 million, or 20.3% of revenues in the same period last year. Net income for the quarter was $2.1 million or $0.13 per diluted share compared to pro forma net income of $2.1 million for the comparable period in 2004.

Excluding the effects of non-cash stock-based compensation expenses, for the second quarter of 2005, operating income was $3.4 million, or 16.9% of revenues. This was a decrease of 7.6% from operating income of $3.7 million, in the same period last year.

Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $2.3 million, compared to pro forma net income of $2.1 million for the comparable period in 2004. The reconciliation of GAAP net income to adjusted net income is set forth below in this release.

As of June 30, 2005, the Company had cash and cash equivalents of approximately $44 million.

Commenting on the second quarter results, Giora Ben-Zeev, Chief Executive Officer of Shamir Optical, said, "During the second quarter, Shamir Optical made significant progress but also experienced certain challenges. We continued to expand our sales efforts in the United States through Shamir Insight ("SII"), our U.S. distribution center for lenses, in which we recently increased our holdings to 90% (100% of the voting rights). We are pleased with SII's continued growth. In Europe, our business remained strong and, as part of our global growth strategy, we established new operations called Altra-Turkey."

Mr. Ben-Zeev continued, "While our results for the quarter improved year-over-year, during the quarter Altra U.K. (previously Cambridge) experienced certain integration issues which caused lower than expected sales penetration and operational loses. We have addressed these issues, including the hiring of new sales people. In the United States, some of our customers, third-party manufacturers, purchased less Shamir products than we expected. We believe this development is a short-term situation.

"Notwithstanding these short-term challenges, we remain confident about the long-term opportunity for Shamir. The market potential for progressive lenses remains strong and Shamir Optical maintains a significant position in the industry. We are focused on expanding our distribution and marketing channels, which we believe, together with our technological leadership and the trends in the progressive lens market, will enable us to maintain our growth in the future. We also expect Altra-Turkey to positively contribute to our results in the second half of 2005.

Mr. Ben-Zeev concluded, "While in the past we have only provided an expected range of growth for the full year 2005, given the development this quarter, we now expect that our revenues for the year will be approximately $82 - $84 million and that the non-GAAP net income will be approximately $9 - $9.5 million.



FY 2005 GUIDANCE:

Revenues                             $82 million - $84 million

GAAP Earnings                        $8 - $8.5 million

Non-GAAP Earnings                    $9 - $9.5 million


CONFERENCE CALL:

Shamir Optical has scheduled a conference call for 9:00 a.m. EDT today, August 15, to discuss second quarter results. To participate in the call, please dial 800-247-9979 (U.S. and Canada), or 973-409-9254 (International). For those unable to participate there will be replay available from 12:00 p.m. EDT on August 15, 2005 through 11:59 p.m. EDT, August 22, 2005. To listen to the replay, please call: 877-519-4471 (U.S. and Canada), 973-341-3080
(International). The ID code for the replay is 6324933.

The call will be available as a live, listen-only webcast at www.kcsa.com. An archive of the webcast will be available approximately 2 hours after the conclusion of the live call. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

ABOUT NON - GAAP FINANCIAL MEASURES

This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: adjusted operating income and adjusted net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir Optical Industry Ltd believes that adjusted operating income and adjusted net income provides meaningful supplemental information that these numbers exlude the non-cash, one-time charge related to tax effects from when we changed the structure of our company from an A.C.S. into an Israeli limited liability company, and the effect of non-cash stock-based compensation expenses.

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                     As of              As of
                                                                  December 31,         June 30,
                                                                   --------           ---------
                                                                     2004                2005
                                                                   --------           ---------
                                                                                     (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                          $  6,235           $  43,937
Short-term investment                                                     -                 299
Trade receivables (1)                                                15,394              16,396
Other receivables and prepaid expenses                                3,099               4,284
Inventory                                                            16,296              15,385
                                                                   --------           ---------
   TOTAL CURRENT ASSETS                                              41,024              80,301

LONG-TERM INVESTMENTS:
Severance pay fund                                                    1,765               1,771
Long-term loan to a related party                                         -                 214
Investments in affiliates                                               666                 680
                                                                   --------           ---------
   TOTAL LONG-TERM INVESTMENTS                                        2,431               2,665

PROPERTY, PLANT AND EQUIPMENT, NET                                   15,609              17,167

OTHER ASSETS                                                          2,294               3,384

GOODWILL                                                              3,986               3,856
                                                                   --------           ---------

   TOTAL ASSETS                                                    $ 65,344           $ 107,373
                                                                   ========           =========


CURRENT LIABILITIES:
Short-term bank credit and loans                                   $ 10,986           $   8,767
Current maturities of long-term loans                                 3,857               1,728
Trade payables                                                        4,624               5,173
Dividend payable                                                      5,201               2,815
Accrued expenses and other liabilities                                8,531               9,236
                                                                   --------           ---------
   TOTAL CURRENT LIABILITIES                                         33,199              27,719

LONG-TERM LIABILITIES:
Long-term loans                                                       4,664               4,418
Accrued severance pay                                                 2,049               2,132
Deferred income taxes                                                   432                 390
                                                                   --------           ---------
   TOTAL LONG-TERM LIABILITIES                                        7,145               6,940

MINORITY INTERESTS                                                    7,370               7,868
                                                                   --------           ---------

TEMPORARY EQUITY
   Issued and outstanding: 502,400 shares at December 31,
   2004 and no shares at June 30, 2005                                3,000                   -
                                                                   --------           ---------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 12,711,332 shares at December 31, 2004 and
   100,000,000 shares at June 30, 2005; Issued and
   outstanding: 12,208,932 shares at December 31, 2004 and
   16,111,332 shares at June 30, 2005                                    29                  37
Additional paid-in capital                                           10,053              62,477
Deferred Stock compensation                                            (844)               (925)
Foreign currency translation adjustments                              1,236                 591
Retained earnings                                                     4,156               2,666
                                                                   --------           ---------

   TOTAL SHAREHOLDERS' EQUITY                                        14,630              64,846
                                                                   --------           ---------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 65,344           $ 107,373
                                                                   ========           =========


(1) Net of allowance for doubtful accounts of $ 533 and $ 477 as of December 31, 2004 and June 30, 2005, respectively

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)
(Unaudited)


                                                                 Three Months Ended June 30,          Six Months Ended June 30,
                                                                  -------------------------           --------------------------
                                                                   2004              2005              2004              2005
                                                                  -------          --------           -------          --------
Revenues, net                                                     $18,169          $ 20,197           $33,706          $ 40,851
Cost of revenues                                                    8,110             9,046            15,878            18,759
                                                                  -------          --------           -------          --------
Gross profit                                                       10,059            11,151            17,828            22,092

Operating Expenses:
   Research and development costs                                     613               412             1,002               846
   Selling and marketing expenses                                   4,756             5,847             8,715            10,977
   General and administrative expenses                              1,004             1,487             1,683             3,037
   Stock based compensation                                             -               270                 -               342
                                                                  -------          --------           -------          --------
Total operating expenses                                            6,373             8,016            11,400            15,202
                                                                  -------          --------           -------          --------
Operating income                                                    3,686             3,135             6,428             6,890

Financial expenses (income) and other, net                            391               (40)              485               (94)
                                                                  -------          --------           -------          --------
Income before taxes on income                                       3,295             3,175             5,943             6,984
Taxes on income                                                       585               951             1,063             2,612
                                                                  -------          --------           -------          --------
Income after taxes on income                                        2,710             2,224             4,880             4,372

Equity in losses of affiliates, net                                    18                 -                41                 -
Minority interest in earnings of subsidiaries                         180                82               384               350
                                                                  -------          --------           -------          --------
Net income                                                        $ 2,512          $  2,142           $ 4,455          $  4,022
                                                                  =======          ========           =======          ========

Pro forma - additional taxes on income                                439                 -               809                 -
                                                                  -------          --------           -------          --------
Pro forma net income                                              $ 2,073          $  2,142           $ 3,646          $  4,022
                                                                  =======          ========           =======          ========

Non-GAAP adjustment:
   Non-cash tax expenses related to change of tax status                -                 -                 -              (414)
   Stock based compensation, net                                        -              (188)                -              (260)
                                                                  -------          --------           -------          --------
Non-GAAP net income                                               $ 2,073          $  2,330           $ 3,646          $  4,696
                                                                  =======          ========           =======          ========

Net earnings per share:
   Basic                                                              (*)          $   0.13               (*)          $   0.27
                                                                                   ========                            ========
   Diluted                                                            (*)          $   0.13               (*)          $   0.26
                                                                                   ========                            ========

Non-GAAP net earnings per share :
   Basic                                                              (*)          $   0.14               (*)          $   0.32
                                                                                   ========                            ========
   Diluted                                                            (*)          $   0.14               (*)          $   0.31
                                                                                   ========                            ========

Number of shares:
   Basic                                                              (*)            16,111               (*)            14,702
   Dilutive                                                           (*)            16,675               (*)            15,204



(*) The company did not present EPS data for the three months and six months ended June 30, 2004 in its Form F-1.

FOR FURTHER INFORMATION CONTACT
Investor Relations Contacts:
Jeff Corbin/Lee Roth                         Roni Gavrielov / Asaf Porat
KCSA Worldwide                               KM / KCSA Investor Relations
212-896-1214/212-896-1209                    +972-3-516-7620
jcorbin@kcsa.com/lroth@kcsa.com              roni@km-ir.co.il/asaf@km-ir.co.il